UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  July 22, 2020

  By E-Mail

  Jerald A. Hammann
  1566 Sumter Ave. N.
  Minneapolis, MN 55427

           Re:     CytRx Corporation
                   Revised Preliminary Proxy Statement
                   Filed July 15, 2020 by Jerald A. Hammann
                   File No. 000-15327

  Dear Mr. Hammann:

           We have reviewed your filing and have the following comments.

  Revised Preliminary Proxy Statement

  1. In future filings, please ensure that you file a redline of your proxy statement on Edgar
           and that you tag your correspondence as    CORRESP.

  Proposal 1. Election of Directors, page 10

  2.       As currently presented, security holders will not be able to vote
for the company   s Class I
           nominee. Please revise this section and your form of proxy card to highlight to security holders that they will be disenfranchised with respect to one board seat if they return your proxy card.

  Form of Proxy Card

  3. Revise your form of proxy card to indicate how you intend to vote any unmarked proxy cards as to proposal three: please state whether you intend to vote such shares for or against the proposal.

           Please direct any questions to me at (202) 551-3619.

                                                                  Sincerely,
                                                                  /s/ Daniel F.
Duchovny
                                                                  Daniel F.
Duchovny
                                                                  Special
Counsel
                                                                  Office of
Mergers and Acquisitions